OUTLOOK FUNDS TRUST
Three Canal Plaza, Suite 600
Portland, ME 04101

December 24, 2013

VIA EDGAR

Ms. Monique S. Botkin
Attorney-Adviser
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	OUTLOOK FUNDS TRUST 3D Printing Fund (File Nos. 333-192063; 811-22909)

Dear Ms. Botkin:

Thank you for the recent telephonic comments of the staff of the U.S. Securities and Exchange Commission ("SEC" or "Commission") regarding the registration statement filed behalf of OUTLOOK FUNDS TRUST ("Registrant") on Form N-1A to register common shares of the 3D Printing Fund ("Fund") on December 12, 2013. Your comment and the Registrant's response is set forth below. The changes to the registration statement described below have been incorporated and are being filed concurrently with this letter as correspondence.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) staff action in declaring the registration statement effective does not relieve Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

Principal Investment Strategies

1. Comment. The prospectus currently states that the Fund invests 80% of its net assets (plus any borrowings for investment purposes) in equity securities of "3D Printing Companies." Please revise the Fund's name to include the term "technology" to accurately reflect the Fund's investment universe. In addition, please consider revisions to the Fund's 80% investment policy and concentration policy disclosure to more clearly define the types of entities in which the Fund will invest.

Response: Registrant has revised the Fund's name and the related principal investment strategy disclosure to address the staff's comment. Please see the attached redline of the Fund's prospectus and SAI reflecting these changes.

*     *     *     *     *

U.S. Securities and Exchange Commission
December 24, 2013

If you have any questions regarding the enclosed information, please contact Sheelyn Michael of Dechert LLC, counsel to the Registrant, at (212) 698-3623 or me at (207) 347-2075.

Kind regards,

/s/ David Faherty
David Faherty
Secretary and Vice President

cc: Aisha J. Hunt
     Sheelyn Michael
           Dechert LLP
18801021.3.BUSINESS